UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F               ☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On August 17, 2026, Freightos Limited (the “Company”) announced its financial results for the second quarter of 2026 and provided information concerning its expectations for certain key performance indicators for the third quarter of, and the full year, 2026. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated August 17, 2026, entitled “Freightos Reports Second Quarter 2026 Results”

Incorporation by Reference

The information in this Form 6-K (including, in Exhibit 99.1 hereto, the data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but not the non-IFRS data or quotes of members of the Company’s management), is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: August 17, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel